Exhibit 3.1

AMENDMENT NO. 1

TO

AMENDED AND RESTATED BYLAWS

OF

PIONEER ENERGY SERVICES CORP.

This Amendment No. 1 to the Amended and Restated Bylaws (the “Bylaws”) of Pioneer Energy Services Corp. (the “Corporation”), approved by the Board of Directors of the Corporation on July 5, 2021 in accordance with Article 6, Section 6.06 of the Bylaws, hereby amends and restates in its entirety Article 6, Section 6.07 of the Bylaws as follows:

“Section 6.07. Forum for Adjudication of Disputes.

(a) Any suit, action or proceeding by stockholders seeking to enforce any provision of, or based on any matter arising out of or in connection with, the Certificate of Incorporation or these Bylaws shall be brought in the Court of Chancery of the State of Delaware, or to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware, or to the extent such court also does not have subject matter jurisdiction, another court of the State of Delaware, County of New Castle, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of the Certificate of Incorporation or these Bylaws shall be deemed to have arisen from a transaction of business in the State of Delaware. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(b) Unless the Corporation, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware). For purposes of this Section 6.07, internal corporate claims means claims, including claims in the right of the Corporation that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which Delaware Law confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 6.07.

(c) If any provision of this Section 6.07 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 6.07 (including, without limitation, each portion of any sentence of this Section 6.07 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.”

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